Filed by Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pfizer Inc.

(Commission File No. 001-03619)

The following communications are being filed in connection with the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

A New Champion for Global Health Transaction Summary Combining in a Reverse Morris Trust transaction Pfizer shareholders to own 57% and Mylan shareholders to own 43% of the combined company The new company will be domiciled in the US with 3 global centers in Pittsburgh, Shanghai and Hyderabad Mylan’s Robert J. Coury will serve as Executive Chairman; Upjohn’s Michael Goettler as CEO; and Mylan’s Rajiv Malik as President Global Centers + Countries + Colleagues + Doses Produced for Brands and 165 Served 45K 80B Patients Globally ~3K Molecules Combination Highlights Achieves broad global scale and geographic reach Accelerates shared commitments to expand access to medicine Benefits patients, payors, governments and health systems A Portfolio of Trusted Brands Better positioned against macro global healthcare trends Sustainable, diverse and diferentiated portfolio and pipeline Financial & Operational Benefits Enhanced and sustainable Dividend payout from first Significant potential cost & Best-in-class global cash flows with attractive full quarter after close revenue synergies manufacturing, supply shareholder returns platform & R&D capabilities $19– 20B Expected 2020 $ Annual Cost Synergies Expected $ Expected 2020 Pro Pro Forma Revenue 1B to be Achieved by 2023 > 4B Forma Free Cash Flow

Additional Information; Participants in the Solicitation This communication shall not constitute an o_er to sell or the solicitation of an o_er to sell or the solicitation of an o_er to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such o_er, solicitation or sale would be unlawful prior to registration or quali_ication under the securities laws of any such jurisdiction. No o_er of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Upjohn Inc. (“Upjohn”), a wholly owned subsidiary of Pfizer Inc. (“Pfizer”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of Upjohn from Pfizer (the “proposed transaction”), Upjohn, Mylan and Mylan I B.V., a wholly owned subsidiary of Mylan, (“Mylan Newco”) intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form Sf4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, Upjohn expects to file a registration statement in connection with its separation from Pfizer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, UPJOHN, MYLAN NEWCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514_1813 or investor.relations@mylan.com or from P_izer on P_izer’s internet website at https://investors.Pfizer.com/financials/sec-_ilings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733_2323. This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Upjohn and certain of their respective directors and executive o_icers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of the parties may be found in their respective annual reports and proxy statements filed with the SEC, which can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available. Forward Looking Statements This communication contains “forward-looking statements”. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed transaction, the expected timetable for completing the proposed transaction and the benefits and synergies of the proposed transaction. Please see our press release announcing the transaction, available here https://www.pfizer.com/news/press-release, for additional information regarding forward-looking statements in connection with this communication.